October 10, 2012

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Virco Mfg. Corporation
Form 10-K for Fiscal Year Ended January 31, 2012
Filed April 25, 2012
File No. 1-8777

Dear Mr. O’Brien,

This letter responds to your letter dated September 12, 2012, regarding Virco Mfg. Corporation’s (the “Company”) Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended January 31, 2012 (filed April 25, 2012). Each of your comments from the September 12, 2012 letter is set forth below, followed by our related response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 23

1.	In future filings, please provide a discussion and analysis of gross profit margin to provide investors with an understanding of the relationship between cost of sales to net sales.

Our MD&A currently includes, on pages 23-24 of the Form 10-K, a section titled “Cost of Sales,” which states cost of sales as a percentage of sales and discusses any significant changes in cost of sales. Due to the close relationship between cost of sales and gross profit margin, we respectfully submit that the existing disclosure adequately conveys the material information regarding gross profit margin. Accordingly, and based upon our conversation with the Staff on September 24, 2012, the Company proposes not to revise its disclosure in response to the comment.

2.	In future filings, please quantify the extent to which increases/decreases in volumes sold, increases/decreases in prices, raw material cost changes, raw material inflation

Terence O’Brien

October 10, 2012

pass-through, the introduction of new products, and foreign exchange effects attributed to the increase or decrease in net sales, cost of sales, and gross profit margins. Please refer to Items 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X for guidance. In addition, please quantify the impact of other factors you identified that contributed to fluctuations in the line items comprising income from continuing operations, as appropriate. Please refer to Item 303(a)(3)(i) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance. Please also refer to your response letter dated December 18, 2003, comment number 2 in which you agreed to provide the requested quantified information.

The Company will, in future filings, quantify the impact of disclosed factors when material in accordance with Items 303(a)(3)(i),
303(a)(3)(iii) and 303(a)(3)(iv) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification. Please be aware that some of the factors listed in the comment are not always applicable to the Company. For example:

•

Foreign exchange rates do not impact our net sales because all of the Company’s sales (including its foreign sales) are denominated in U.S. dollars. Purchases of raw materials and components from overseas suppliers are also denominated in U.S. dollars, and all manufacturing and other operations are performed in the U.S.

•	The Company’s sales agreements generally do not permit the Company to charge its customers a raw material inflation pass-through.

•

The Company sells thousands of different SKU’s and offers many different price points for products that service the same functional need. Because the Company’s product mix is constantly changing and traditional price-volume comparisons do not contemplate product mix changes, it would be impractical for the Company to quantify the impact of “increases/decreases in volumes sold” and “increases/decreases in prices.”

3.	In future filings, please disclose your manufacturing capacity utilization for each period presented. Please also disclose the impact to cost of sales and gross profit margin for material changes in the manufacturing capacity utilization.

The Company acknowledges this comment. Similar to the above response to comment 2, the Company will, in future filings, quantify any material impact on financial statement line items caused by material changes in the Company’s manufacturing capacity utilization.

Due to the seasonal nature of our business, our manufacturing and distribution capacity requirements and utilization are dictated by capacity required to service our customers for the

Terence O’Brien

October 10, 2012

months of June, July, and August, when the Company delivers 50% of its annual sales volume. Disclosure of a low level of utilization during the seasonally slow periods may incorrectly suggest the Company has significant excess capacity, while in reality the existing capacity is necessary to effectively service our customers’ seasonal summer demand.

As discussed in the MD&A (see page 20 of the Form 10-K), the Company proactively develops new products for our markets and new processes to support these products. The Company also enhances factory automation with new machinery each year. Utilization metrics can vary dramatically from machine to machine and process to process and are not measured or monitored on a “factory” basis.

Finally, the concept of “seasonal capacity” can apply to other functional areas of the Company. An example is our line of credit. Our seasonal borrowing requirements or “capacity” are also determined by the seasonal demands during June, July, or August. In fact, the reason the Company can compete effectively in our niche market is because we structure our operations around seasonality.

In response to the comment, the Company proposes to augment the discussion about seasonality that is on pages 7-8 of the Form
10-K (see sections titled “Seasonality” and “Working Capital Requirements During the ‘Peak’ Summer Season”). The new disclosure would discuss the pattern that our manufacturing capacity utilization generally follows. We believe this type of disclosure would be more useful to investors. Specifically, we propose to add the following paragraphs to the “Seasonality” section on page 7 of the Form 10-K:

As a result of the seasonality of our business, our manufacturing capacity is dictated by the capacity requirement during the months of June, July, and August. Because of this seasonality, factory utilization is lower during the slow season. The Company utilizes a variety of tactics to address this seasonal business. During the summer months, which comprise our second and third fiscal quarters, our personnel utilization generally is at or close to full capacity. The Company utilizes temporary labor and significant overtime to meet the seasonal requirements. During the slow portions of the year, temporary labor and overtime are eliminated to moderate the off-season costs. Our manufacturing facility capacity utilization generally remains less than 100% during these summer months; because physical structure capacity cannot be adjusted as readily as personnel capacity, we have secured sufficient physical structure capacity to accommodate our current needs as well as for anticipated future growth. Our physical structure utilization is significantly lower during the first and fourth quarters of each year than it is during the second and third quarters.

The Company utilizes a comparable strategy to address warehousing and distribution requirements. During summer months, temporary labor is hired to supplement

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October 10, 2012

experienced warehouse and distribution personnel. More than 90% of the Company’s freight is provided by third-party carriers. The Company has secured sufficient warehouse capacity to accommodate our current needs as well as anticipated future growth.

4.	We note that you are anticipating cost savings of $9-10 million per year exclusive of costs to hire temporary employees from your 20% reduction in headcount through the voluntary early retirement program and attrition. In future filings, please quantify the impact the reduction in headcount had on your subsequent loss before income taxes (i.e., the amount by which expenses decreased) and cash flows, including whether the actual results were in line with the anticipated savings. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

The Company will, in future filings, quantify the impact the reduction in headcount had on our net income/loss before income taxes and cash flows, including whether the actual results were in line with the anticipated savings. If the anticipated savings are not achieved as expected or are achieved in periods other than as expected, the Company will disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity, to the extent material.

The Company will provide this disclosure in its Forms 10-K for the fiscal years ended January 31, 2013 and January 31, 2014, which are the reports that will be required, pursuant to Item 303(a) of Regulation S-K, to discuss the period during which the reduction in headcount took place.

Liquidity and Capital Resources, page 26

5.	We note your discussion on page 6 that you supplement your manufactured products with items purchased for resale. Please disclose the portion of your inventory that represents items purchased for resale for each period presented, or disclose that these inventory items are immaterial.

The Company will, in future filings, disclose that the portion of our inventory that represents items purchased for resale is immaterial. If the amount becomes material, the Company will disclose the amount (either the dollar amount or as a percentage of total inventory).

6.	We note your reliance on cash available under your revolving credit facility to meet your cash obligations for the next 12 months. In future filings, please clarify whether the amount you disclose as available borrowings under your revolving credit facility takes into consideration all of your debt covenants.

Terence O’Brien

October 10, 2012

The Company acknowledges this comment. Based upon our conversation with the Staff on September 24, 2012, in disclosing in future filings the amount available under the credit facility, the Company will also disclose any other material restrictions to which that amount is subject in the credit facility, to the extent such material restrictions exist.

7.	We note that you amended your Revolving Credit and Security Agreement on July 27, 2012, to amend certain financial covenants. In future filings, please disclose all of the financial covenants required to be met. This disclosure should include the minimum/maximum ratios and amounts permitted under the financial covenants in addition to the actual ratios and amounts achieved for the current reporting period. This disclosure will allow investors to easily understand your current status in meeting your financial covenants. Please refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

The Company will, in future filings, disclose the material financial covenants we are required to meet, as well as our actual ratios achieved for such financial covenants, if appropriate per Sections 501.13.b.2 and 501.13.c of the Financial Reporting Codification.

Consolidated Balance Sheets, page 36

8.	Please tell us your consideration of the guidance in ASC 470-10-45-3 – 45-6 regarding the classification of the amounts outstanding under your Revolving Credit Facility.

We have considered the guidance in ASC 470-10-45-3 to 45-6 with regard to the classification of the amounts outstanding under our Revolving Credit Facility. While the Revolving Credit Facility does include a lock-box arrangement with the lender, we have determined that the underlying Revolving Credit Facility agreement does not include any subjective acceleration clauses that would otherwise require current classification of the liability associated with borrowings under the Revolving Credit Facility or disclosure.

The classification of the liability under the Revolving Credit Facility is impacted by a clean-down requirement under the agreement that requires the Company to reduce borrowings under the line to less than $6 million for a period of 60 days during the fourth quarter of our fiscal year. The Company records $6 million of long-term debt, with any borrowings over this amount classified as current based on the clean-down requirement and based on intent and ability to borrow $6 million under the Revolving Credit Facility on a long-term basis.

Terence O’Brien

October 10, 2012

1. Summary of Business and Significant Accounting Policies, page 41

Property, Plant and Equipment, page 42

9.	In future filings, please disclose the amount of repairs and maintenance costs recognized for each period presented, or disclose that such amounts are immaterial.

The Company acknowledges this comment and will, in future filings, disclose the amount of repairs and maintenance costs recognized for each period presented if such amount is material.

Revenue Recognition, page 44

10.	We note your disclosure on page 6 that you offer your customers varying levels of delivery and/or installation options in connection with the sale of your products. In future filings, please provide the disclosures required by ASC 605-25-50-2, and provide us with the disclosures you intend to include in future filings. Or, provide us with an explanation as to how you determined that your contracts with your customers do not contain multiple elements.

The Company will provide disclosure similar to the following in its future filings:

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 605, “Revenue Recognition.” Revenue is recognized when title passes under its various shipping terms, when installation services are substantially complete, and when collectability is reasonably assured. The Company reports sales net of sales returns and allowances and sales taxes imposed by various government authorities, where applicable. In most instances, the Company sells furniture on bids and contracts, which may include multiple elements. For sales that include freight to the customer, many sales are delivered on the same day shipped, with an average delivery being in route for 1 to 2 days. Installation, which involves carrying the furniture to the classroom and setting the desks and chairs in place, typically occurs the day the furniture is delivered.

In accordance with ASC 605-25 (“ASC 605-25”), “Revenue Recognition – Multiple-Element Arrangements”, revenue arrangements with multiple deliverables are generally accounted for by the Company on a combined unit of accounting as our

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October 10, 2012

customers control our ability to deliver and install the furniture, and as a result the furniture delivery and installation are generally provided at the same time. We recognize the consideration for the combined unit of accounting once the final item has been delivered and installed.

Shipping and Installation Fees, page 44

11.	Please disclose the amount of revenues recognized for shipping fees and installation fees for each period presented. If the individual and aggregate fees are less than 10% of revenues, please disclose this fact.

The Company acknowledges this comment. The Company rarely itemizes installation fees and infrequently itemizes freight fees when it quotes prices to or bills its customers, and it does not allocate such fees internally. Where we do itemize such fees, they are immaterial (less than 1% of revenues on an aggregate basis). In view of the fact that the Company itemizes these fees on its bills to only a relatively small number of its customers, the Company believes it would be misleading to single out these amounts and portray them as the entirety of the Company’s revenues for freight and installation fees.

In addition, the Company does track its shipping and installation expenses and has disclosed such expenses on page 44 of the Form 10-K. Shipping and installation expenses in the aggregate were less than 10% of revenues in each of the last three fiscal years.

Based on the above, the Company proposes not to revise its disclosure in response to the comment.

10. Warranty, page 55

12.	In future filings, please revise the tabular reconciliation of the changes in your liability for product warranties to separately present payments made, accruals issued during the reporting period, and changes related to preexisting warranties. Please refer to ASC 460-10-50-8.c. for guidance.

In response to this comment and based upon our conversation with the Staff on September 24, 2012, the Company will, in future filings, revise the tabular reconciliation of the changes in liability for product warranties to separately present payments made, accruals related to product warranties issued during the reporting period, and changes in the liability for accruals related to preexisting warranties.

Terence O’Brien

October 10, 2012

Per the Staff’s request, we hereby acknowledge that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s responsiveness with respect to the Company’s filings and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (310) 533-3372 or Ari Lanin of Gibson, Dunn & Crutcher LLP at (310) 552-8581.

Sincerely,

/s/ Robert E. Dose

Robert E. Dose

Vice President Finance

cc:	Tracey Smith, Staff Accountant
Al Pavot, Staff Accountant